Daniel S. Farkas

Senior Vice President

and General Counsel

February 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Norwegian Cruise Line Holdings Ltd., has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on February 21, 2014. This disclosure can be found on page 50 of the Annual Report on Form 10-K and is incorporated by reference herein. Norwegian Cruise Line Holdings Ltd. made such disclosure based on information provided by other companies that may be deemed to be under common control with Norwegian Cruise Line Holdings Ltd., and not because of any conduct by Norwegian Cruise Line Holdings Ltd.

Very truly yours,

Norwegian Cruise Line Holdings Ltd.

By:	/s/ Daniel S. Farkas
Daniel S. Farkas